[SASM&F LETTERHEAD]

January 19, 2010

FOIA CONFIDENTIAL TREATMENT REQUEST

ON BEHALF OF SKYTERRA COMMUNICATIONS INC.

BY HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

450 Fifth Street, N.W.

Washington, DC 20549

Attn: Ms. Mellissa Campbell Duru

Re:	SkyTerra Communications Inc.
Preliminary Proxy Material
Filed January 8, 2010 by SkyTerra Communications Inc.
FOIA Confidential Treatment, Rule 12b-4 Requests

Dear Ms. Duru:

We refer to the above referenced preliminary proxy materials filed by SkyTerra Communications Inc. ( the “Company”) on January 19, 2010. This letter responds to comment numbered “2” received from the Staff of the Securities and Exchange Commission (the “Staff”) on January 15, 2010 (the “Comment Letter”). In the Comment Letter, the Staff requested, among other things, that the Company provide copies of the materials prepared by Morgan Stanley & Co and presented to the board of directors of the Company on July 30, 2009. In response to the Staff’s comment we have enclosed herewith a copy of such materials (the “Confidential Information”). The Confidential Information has been labeled “Confidential Treatment Requested by SkyTerra Communications Inc.”

Rule 12b-4 Request

Pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, the Confidential Information is being provided to the Staff on a confidential, supplemental basis only. Pursuant to Rule 12b-4, we hereby request on behalf of the Company that the Confidential Information be returned to the undersigned promptly following completion of the Staff’s review.

We will be contacting the Staff shortly to arrange for the return of the Confidential Information

Rule 83 Request for Confidential Treatment

On behalf of the Company and in accordance with Rule 83 of the Rules of Practice of the Commission (17 C.F.R. 200.83), we also request confidential treatment of (i) the Confidential Information and (ii) this request (collectively, the “Confidential Material”). We kindly ask that you promptly inform the undersigned of any request for disclosure of all or any portion of the Confidential Material made pursuant to the Freedom of Information Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

Pursuant to Rule 83, a copy of this request (but not the Confidential Information) is also being delivered to the Office of Freedom of Information and Privacy Act Operations of the Commission.

Any questions or notifications with respect to this request for confidential treatment should be directed to the undersigned at Skadden, Arps, Slate, Meagher & Flom LLP, counsel to the Company with respect to this matter, at (212) 735-3457.

Please acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to our waiting messenger.

Very truly yours,

/s/  Kyle T. Seifried

Kyle T. Seifried

Enclosures

cc:	Thomas H. Kennedy, Esq.